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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Harte-Hanks, Inc.
(Name of Issuer)
Common Stock, $.01 Par Value
(Title of Class of Securities)
416196103
(CUSIP Number)
Larry D. Franklin
Harte-Hanks, Inc.
200 Concord Plaza Drive
San Antonio, Texas 78216
(210) 829-9000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 15, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1	NAMES OF REPORTING PERSONS: Larry D. Franklin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States Citizen

	7	SOLE VOTING POWER:

NUMBER OF		3,230,959

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,305,763

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,230,959

WITH	10	SHARED DISPOSITIVE POWER:

		8,305,763

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,536,722

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1. SECURITY AND ISSUER.
     This statement relates to shares of Common Stock of Harte-Hanks, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 200 Concord Plaza Dr., Suite 800, San Antonio, Texas 78216.
Item 2. IDENTITY AND BACKGROUND.
     (a) (b) (c)
     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Amendment No. 1 is hereby filed by Larry D. Franklin, 200 Concord Plaza Dr., Suite 800, San Antonio, Texas 78216. His principal occupation or employment is to serve as a director of Harte-Hanks, Inc., 200 Concord Plaza Dr., Suite 800, San Antonio, Texas 78216.
Item 4. PURPOSE OF TRANSACTION
     The Reporting Person does not have any present plans or proposals which relate or would result in any transaction, change or event specified in Items 4(a) through 4(j).
Item 5. INTEREST IN SECURITIES OF THE ISSUER.
(a)	Amount Beneficially Owned: 11,536,722

Includes 2,287,759 shares directly owned by the Reporting Person and 453,000 shares in options exercisable within 60 days. The Reporting Person is the sole trustee of two trusts owning an aggregate of 110,000 shares for the benefit of his children and he is co-trustee of a trust owning 200 shares for the benefit of another person. The Reporting Person also owns 190,000 shares indirectly through a grantor retained annuity trust (a “GRAT”) as his separate property and his wife owns 190,000 shares through a GRAT as her separate property. As trustee, the Reporting Person has the power to direct the receipt of dividends from or the proceeds from the sale of such shares pursuant to the relevant trust agreement. The beneficiary of each trust has the right to receive dividends from or the proceeds from the sale of securities held in accordance with the relevant trust agreement.

The beneficial ownership also reflects 3,383,358 shares owned directly by seven additional trusts. The Reporting Person serves as co-trustee with respect to each of these trusts and he holds shared voting and dispositive power. The reporting person has no pecuniary interest in these trusts.

Although included in the above number, the Reporting Person disclaims beneficial ownership of the 4,886,000 shares of Common Stock owned by the Shelton Family Foundation and the 36,405 shares owned by the Franklin Family Foundation. The Reporting Person serves as a director for each Foundation.

(b)	Percent of Class: 14.3%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 3,230,959

(ii)	Shared power to vote or to direct the vote: 8,305,763

(iii)	Sole power to dispose or to direct the disposition of: 3,230,959

(iv)	Shared power to dispose or to direct the disposition of: 8,305,763
     Within the last 60 days, the reporting person has distributed 24,160 shares of Common Stock of the Issuer to various recipients as gifts.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     DATED: May 22, 2006.

/s/ Larry D. Franklin
Larry D. Franklin